300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

November 8, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Starboard Resources, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 25, 2013 File No. 333-191139

Dear Mr. Schwall:

Starboard Resources, Inc. (“Starboard”) hereby responds to the staff’s comments in the letter to Michael Pawelek on Amendment No. 3 to its Form S-1 registration statement dated November 8, 2013.

Comment No. 1 -  Principal and Selling Stockholders, page 105

It appears that at this time you are not able to identify the selling stockholder of the 550,000 interplead shares, as required by Item 507 of Regulation S-K. It also appears that due to pending litigation, you are not able to identify the person or persons who have voting or investment control over your common stock to be offered for resale by Giddings Oil & Gas LP, Hunton Oil Partners LP or Asym Energy Fund III LP, as required by Item 507. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. If the registration statement does not disclose this information at the time of effectiveness, please confirm your understanding that the selling shareholders will not be able to rely on the registration statement with respect to the resale of the interplead shares or the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP or Asym Energy Fund III LP until we have declared effective a post-effective amendment to the registration statement in which you provide the following information:

●	the selling stockholder with respect to the interplead shares (after the dispute over those shares has been resolved), and

●	the natural persons with voting or investment control of the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP (after the dispute as to such control has been resolved).

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
November 8, 2013

Starboard confirms its understanding that the selling shareholders referenced in its Form S-1/A will not be able to rely on the registration statement with respect to the resale of the interplead shares or the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP or Asym Energy Fund III LP until the Commission declares effective a post-effective amendment to the registration statement in which Starboard provides the following information:

●	the selling stockholder with respect to the interplead shares (after the dispute over those shares has been resolved), and

●	the natural persons with voting or investment control of the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP (after the dispute as to such control has been resolved).

ACKNOWLEDGMENT

Reference is made to the Third Amended Form S-1/A, as amended (the “Form S-1/A”), filed on October 25, 2013 with the Securities and Exchange Commission (the “Commission”) by Starboard Resources, Inc.  Starboard Resources, Inc. acknowledges with respect to the Form S-1/A that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.